Exhibit 99.1

Notice Under Section 708A (5) of the Corporations Act

(ASX Code: IMC)

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type	Shares
Class	Ordinary
ASX code	IMC
Date of Issue	13 November 2020
Number Issued	2,737,500
Issue price per security:	A$0.08 per share

Immuron Limited gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the above mentioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no “excluded information” (as defined in subsection 708A (7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Kind regards;

Phillip Hains	Dated: 18th November 2020
Company Secretary
Immuron Limited